SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

June 24, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Michael Clampitt

Re:	Capmark Financial Group Inc.
Form S-l/A
Filed May 30, 2008
File No. 333-149970

Dear Mr. Clampitt:

On behalf of Capmark Financial Group Inc. (the “Company”), we are providing the following response to the comments set forth in the comment letter from the Staff of the Securities and Exchange Commission to Gregory J. McManus, Chief Financial Officer, dated June 16, 2008 related to Amendment No. 1 filed by the Company on May 30, 2008 to the Registration Statement on Form S-1 filed by the Company on March 28, 2008 (the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions. To assist your review, we have retyped the text of the Staff’s comment below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2 unless otherwise indicated. The responses and information described below are based upon information provided to us by the Company.

Form S-l/A

Summary Historical Consolidated Financial and Other Data, page 18

1.

Please address the following regarding your response to comment 2 in our letter dated April 24, 2008.

•

Please revise to exclude the balance of loans that were on non-accrual status at the time you acquired them from the denominator of your ratio of originated non-performing assets to total loans and foreclosed real estate or tell us why you believe these loans should be included.

The Company has revised its disclosure on pages 19 and 23-24 to exclude the balance of loans that were on non-accrual status at the time it acquired them from the denominator of our ratio of originated non-performing assets to total loans and foreclosed real estate.

•

As previously requested, please revise to present the corresponding unadjusted ratios which include acquired non-performing loans. While we do not object to your stated purpose for disclosing the alternative measure, it appears that the unadjusted measure is also meaningful and relevant.

The Company has revised its disclosure on page 19 to present the corresponding unadjusted ratios which include acquired non-performing loans.

Description of the Notes

Optional Redemption, page 222

2.

The staff is unable to concur with the analysis provided in your response to prior comment 27. The analysis with respect to the floating rate notes does not appear to take into consideration an investor’s inability upon redemption to reinvest the proceeds in alternative investments that offer a spread over the three-month LIBOR rate that is at least equal to the spread offered by the floating rate notes. Additionally, with respect to the fixed rate notes, it appears that investors remain exposed to reinvestment risk despite the payment of the “make-whole” premium. Consequently, we reissue prior comment 27. Alternatively, please describe in greater detail how you have determined that the redemption terms do not expose investors to reinvestment risk. If you choose this latter alternative, please consider using an illustration.

The Company has revised its disclosure on pages 41 and 224 to take into consideration the possibility that an investor would be unable upon redemption to reinvest the proceeds in alternative investments that offer a spread over the three-month LIBOR rate that is at least equal to the spread offered by the floating rate notes and the fact that that investors remain exposed to reinvestment risk despite the payment of the “make-whole” premium.

Consolidated Financial Statements

Note 3. Basis of Presentation and Significant Accounting Policies

Equity Investments, page F-26

3.

Related to your response to comment 41, please revise your disclosures on page F-26 to discuss the length of time these securities have been in an unrealized loss position and to clearly state whether you have the intent and ability to hold the equity securities until the temporary loss is recovered.

The Company confirms that it holds no equity investments that are in an unrealized loss position.  The Company understands that it is required to disclose the length of time marketable securities and cost-basis, non-marketable securities have been in an unrealized loss position in accordance with FSP FAS 115-1/124-1.  However, the Company’s portfolio of equity investments does not contain any marketable equity securities, and contains only an immaterial amount of cost-basis, non-marketable equity securities.  The Company has revised its disclosure on pages F-26 and F-27 to correct the inadvertent implication that there are equity investments in unrealized loss positions.

Note 5. Loans Held for Sale. page F-36

4.

We note your response to comment 45 in which you state, “Although the Company has not determined that any specific period of time comprises the foreseeable future, it considers all facts and circumstances that are currently known or reasonably expected to occur at the time of transfer that would affect the Company’s ability or intention to hold the loan to maturity or payoff.” As such, without defining the “foreseeable future” for policy purposes, it is unclear how you could positively assert that you have the intent and ability to hold the transferred loans for the foreseeable future as you appear to have done in your response to comment 44. Please revise Note 5 to disclose the time frame you have used as your definition of “foreseeable future” for purposes of classifying loans as held for portfolio or held for sale in general and more specifically for these transferred loans.

The Company has revised its disclosure on page F-36 to disclose the time frame it has used as its definition of “foreseeable future” for purposes of classifying loans as held for investment or held for sale in general and more specifically for the transferred loans.

5.

As previously requested in comment 48, please provide us with detailed information regarding your methodology for determining the fair value of the transferred loans as of the transfer date. If you used price quotes, tell us the following;

•

Tell us how current the quotes were to the date of the transfer.

•

Tell us how you determined the loans underlying the price quotes were suitably similar to the loans transferred.

•

Tell us whether any adjustments were made to the price quotes for valuation of the loans being transferred. If so, tell us the amount and nature of the adjustments.

During 2007, the Company made two transfers of loans from held for sale to held for investment.  The first transfer occurred on September 30th and the second occurred on December 21st.  In determining the fair value of transferred loans on the applicable transfer date, the Company applied the same methodology that the Company used at that time to make quarterly valuation determinations for all of its loans in the held for sale portfolio, which is described on pages F-17 and F-18.

Although obtaining a quoted price in an active market would provide the best evidence of fair value, the Company’s transferred loans were not the type of financial assets for which the Company can readily obtain quotes due to the unique characteristics of each loan.  Accordingly, the Company did not receive any bids or quotes for the transferred loans.  For valuation purposes, the Company initially divided the transferred loans into two pools, fixed and floating rate loans.  The Company valued the fixed rate loans using a discounted cash flow model.   For the floating rate loans, the Company further sub-divided the loans into the following categories: specialty loans (e.g., healthcare, golf and land), loans greater than $50 million, and all other loans.

The Company valued the specialty and large floating rate loans on an individual basis utilizing observable (to the extent available) and unobservable inputs for deriving individual loan valuations.  The Company employed a matrix approach for all other floating rate transferred loans whereby it utilized observable (to the extent available) and unobservable inputs. These inputs include price indications that the Company received from market participants for similar assets, which the Company adjusted for characteristics unique to each loan, such as loan-to-value (LTV) information.  The Company selected LTV as the primary determinant of the matrix pricing because this particular attribute is a key component used by third parties when evaluating the market value for a loan.  Utilizing the various inputs, the matrix generated a credit/market spread.

The matrix-derived spreads served as a guide for the Company in its valuation process.  Although rare, if any resulting credit/market spreads appeared abnormal, the Company reconfirmed its assumptions based on specific characteristics of the transferred loan and made discretionary adjustments based on information it deemed reasonably appropriate.  Throughout the process, the Company’s primary objective was to develop fair values of each transferred loan based on assumptions that market participants would use in currently pricing the asset.

Using the methodology described above, the carrying amounts of the transferred loans were adjusted to the lower of cost or market value on an individual basis, consistent with the guidance provided in paragraph 6 of Statement of Financial Accounting Standards No. 65, “Accounting for Certain Mortgage Banking Activities.”  After the adjustment was made, the Company classified the transferred loans as held for investment.

Note 6. Loans Held for Investment. page F-38

6.

Please address the following related to your response to comment 49 in our letter dated April 24, 2008:

•

Please tell us if you maintain an allowance for loan losses to reflect those losses incurred on SOP 03-3 loans after acquisition. If you do not, please tell us how your policy is consistent with the guidance in the first sentence of paragraph .04 and paragraph .08a of SOP 03-3.

•

You state you do ‘‘not maintain an allowance for loan losses on such acquired non-performing loans because when impairments are identified, the carrying values of the loans are immediately written down.” Please explain more clearly what you mean here. Disclose the triggers for identifying an impairment.

•

If you to do in fact charge-off the loan at the time you identified that an impairment has occurred, tell us if the timing or the amounts involved would have been recorded differently if you had recorded a valuation allowance instead of directly charging-off the loan when the impairment was identified.

In accordance with paragraph .04 of SOP 03-3, the Company does not establish an allowance for loan losses when non-performing loans are acquired.

The Company does not maintain an allowance for loan losses to reflect decreases in the amount of expected cash flows after the acquisition of non-performing loans. In conformity with paragraph .08(a) of SOP 03-3, the Company considers an acquired non-performing loan impaired when it determines that it is probable that it will be unable to collect all cash flows initially expected for such acquired non-performing loan, along with additional cash flows expected to be collected from a change in estimate after acquisition. The amount of the impairment is generally determined based on the present value of the expected cash flows from the loan discounted using the loan’s effective interest rate. In accordance with SFAS No. 114, the Company will recognize the impairment as an increase to a loan loss allowance with a corresponding charge to the provision for loan losses in the consolidated statement of income. At the same time, the Company recognizes a reduction in the value of the loan with a corresponding charge to the aforementioned loan loss allowance.

The Company believes its accounting for post-acquisition decreases in expected cash flows for acquired non-performing loans is consistent with the guidance in SOP 03-3.  The Company does not believe the timing for recognition of impairments, or the amounts involved, would vary if the Company had maintained a valuation allowance instead of immediately charging-off the loan.

The Company has revised its disclosure on page F-39 to clarify its accounting for post-acquisition impairments that occur with respect to its acquired non-performing loans.

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Please do not hesitate to call Maripat Alpuche at (212) 455-3971 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP
Simpson Thacher & Bartlett LLP